Exhibit 99.1

YS Biopharma Receives Additional 180 Day Extension by Nasdaq to Regain Compliance with Minimum Bid Price Rule

GAITHERSBURG, Md., April 29, 2024 /PRNewswire/ -- YS Biopharma Co., Ltd. (Nasdaq: YS) (“YS Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it received an extension of 180 calendar days (the “Extension Notice”) from The Nasdaq Stock Market LLC (“Nasdaq”) to regain compliance with the Nasdaq’s minimum $1.00 bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market (the “Bid Price Requirement”), following the expiration of the initial 180 calendar days period to regain compliance on April 22, 2024.

As previously announced, the Company received a written notification from Nasdaq dated October 24, 2023, indicating that because the closing bid price of the Company’s ordinary shares for the last 31 consecutive business days was below $1.00 per share, the Company was not in compliance with the Bid Price Requirement, and Nasdaq granted the Company a period of 180 calendar days, or until April 22, 2024, to regain compliance with the Bid Price Requirement.

As of the date hereof, the Company has not regained compliance with the Bid Price Requirement. That being said, pursuant to the Extension Notice, the Company is eligible for an additional 180 calendar day period, or until October 21, 2024, to regain compliance with the Bid Price Requirement. To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 per share for a minimum of 10 consecutive business days, at which point the matter will be closed. In the event that the compliance cannot be demonstrated by October 25, 2024, the staff of Nasdaq will provide written notification that the Company’s securities will be delisted.

The Company intends to monitor the closing bid price of its ordinary shares between now and October 21, 2024 and is considering its options in order to regain compliance with the Bid Price Requirement. The Extension Notice does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements, or its contractual obligations.

About YS Group

YS Group is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. YS Biopharma operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.ysbiopharma.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of YS Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, YS Biopharma’s ability to source and retain talent, and the cash position of YS Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of YS Biopharma’s management and are not predictions of actual performance.

YS Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Post-effective Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 23, 2024, and other filings with the SEC. There may be additional risks that YS Biopharma does not presently know or that YS Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of YS Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while YS Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of YS Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, YS Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Alyssa Li
Director of Investor Relations
Email: ir@yishengbio.com

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: YSBiopharma.IR@icrinc.com